SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 4)*

CalciMedica, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

38942Q202

(CUSIP Number)

David Clark

Elliot Press

Deerfield Management Company, L.P.

345 Park Avenue South, 12th Floor

New York, New York 10010

(212) 551-1600

With a copy to:

Jonathan D. Weiner, Esq.

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

50 Rockefeller Plaza

New York, New York 10020

(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 11 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 38942Q202	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 122,419 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 122,419 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 122,419 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.22%
14	TYPE OF REPORTING PERSON PN

(1) Comprised of 122,419 shares of common stock held by Deerfield Private Design Fund III, L.P.

SCHEDULE 13D

CUSIP No. 38942Q202	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 122,419
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 122,419
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 122,419
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.22%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 38942Q202	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt HIF, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 122,419 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 122,419 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 122,419 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.22%
14	TYPE OF REPORTING PERSON PN

(2) Comprised of 122,419 shares of common stock held by Deerfield Healthcare Innovations Fund, L.P.

SCHEDULE 13D

CUSIP No. 38942Q202	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS Deerfield Healthcare Innovations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 122,419
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 122,419
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 122,419
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.22%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 38942Q202	Page 6 of 11 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 132,426 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 132,426 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 132,426 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.40%
14	TYPE OF REPORTING PERSON PN

(3) Comprised of 132,426 shares of common stock held by Deerfield Partners, L.P.

SCHEDULE 13D

CUSIP No. 38942Q202	Page 7 of 11 Pages

1	NAME OF REPORTING PERSONS Deerfield Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 132,426
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 132,426
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 132,426
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.40%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 38942Q202	Page 8 of 11 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 377,264 (4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 377,264 (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 377,264 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.84%
14	TYPE OF REPORTING PERSON PN

(4) Comprised of an aggregate of 377,264 shares of common stock held by Deerfield Partners, L.P., Deerfield Healthcare Innovations Fund, L.P. and Deerfield Private Design Fund III, L.P.

SCHEDULE 13D

CUSIP No. 38942Q202	Page 9 of 11 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 377,264 (5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 377,264 (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 377,264 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.84%
14	TYPE OF REPORTING PERSON* IN

(5) Comprised of an aggregate of 377,264 shares of common stock held by Deerfield Partners, L.P., Deerfield Healthcare Innovations Fund, L.P. and Deerfield Private Design Fund III, L.P.

SCHEDULE 13D

CUSIP No. 38942Q202	Page 10 of 11 Pages

This Amendment No. 4 (this “Amendment”) to Schedule 13D amends the Schedule 13D filed by (i) Deerfield Mgmt III, L.P. (“Deerfield Mgmt III”), (ii) Deerfield Private Design Fund III, L.P. (“Deerfield Private Design Fund III”), (iii) Deerfield Mgmt, L.P. (“Deerfield Mgmt”), (iv) Deerfield Partners, L.P. (“Deerfield Partners”), (v) Deerfield Mgmt HIF, L.P. (“Deerfield Mgmt HIF”), (vi) Deerfield Healthcare Innovations Fund, L.P. (“Deerfield Healthcare Innovations Fund”), (vii) Deerfield Management Company, L.P. (“Deerfield Management”) and (viii) James E. Flynn, a natural person (“Flynn” and collectively with Deerfield Mgmt III, Deerfield Private Design Fund III, Deerfield Mgmt, Deerfield Partners, Deerfield Mgmt HIF, Deerfield Healthcare Innovations Fund and Deerfield Management, the “Reporting Persons”), as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto (the “Schedule 13D”), with respect to the common stock of CalciMedica, Inc. (the “Company”). Deerfield Private Design Fund III, Deerfield Healthcare Innovations Fund and Deerfield Partners are collectively referred to herein as the “Funds”.

Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

This Amendment corrects a scrivener’s error appearing in row (13) of the cover page to Amendment No. 3 to the Schedule 13D (“Amendment No. 3”) for Flynn, which did not reflect the updated percentage of the Company’s common stock beneficially owned by Flynn, as disclosed in Item 5 of Amendment No. 3. Row (13) of the cover page to the Schedule 13D for Flynn is hereby amended by replacing the reference to “24.49%” with a reference to “6.84%”.

SCHEDULE 13D

CUSIP No. 38942Q202	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2023

DEERFIELD MGMT III, L.P.
By: J.E. Flynn Capital III, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD PRIVATE DESIGN FUND III, L.P.
By: Deerfield Mgmt III, L.P., General Partner
By: J.E. Flynn Capital III, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD MGMT HIF, L.P.
By: J.E. Flynn Capital HIF, LLC, General Partner

By:	/s/ Jonathan Isler
Jonathan Isler, Attorney-In-Fact

DEERFIELD HEALTHCARE INNOVATIONS FUND, L.P.
By: Deerfield Mgmt HIF, L.P., General Partner
By: J.E. Flynn Capital HIF, LLC, General Partner

By:	/s/ Jonathan Isler
Jonathan Isler, Attorney-In-Fact

DEERFIELD PARTNERS, L.P.
By: Deerfield Mgmt, L.P., General Partner
By: J.E. Flynn Capital, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD MGMT, L.P.
By: J.E. Flynn Capital, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.
By: Flynn Management LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact